SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No.  12)*
Emisphere Technologies, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2010
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Continued on following pages
(Page 1 of 13 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	291345106	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		8,400,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,400,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,400,626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,545,619

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,545,619

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,545,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,641,147

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,641,147

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,641,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,211,767

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,211,767

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,211,767

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.7%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		19,852,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,852,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,852,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.4%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		29,398,533

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,398,533

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,398,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		29,532,831

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,532,831

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,532,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.9%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Page 9 of 13 Pages
     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 12, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”) and Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11” and, together with the Initial 13D, Amendment No. l, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 11.
Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

In connection with that certain Development and License Agreement (the “Insulin License Agreement”), entered into on December 20, 2010 between the Issuer and Novo Nordisk A/S, a Danish corporation (“Novo”), as further described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2010, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, “MHR”) entered into an agreement with Novo and the Issuer, dated December 20, 2010, attached as Exhibit 1 hereto (the “Agreement”), relating to a Development and License Agreement dated June 21, 2008 by and between the Issuer and Novo (the “GLP-1 License Agreement”) and the Insulin License Agreement (the GLP-1 License Agreement and the Insulin License Agreement, collectively, the “Novo License Agreements”).

Pursuant to the Agreement, and under the circumstances and subject to the conditions described therein, among other things (i) MHR agreed, upon the occurrence of an event of default under the Loan Agreement and the Security Agreement, to forbear from the exercise of certain royalty-free license rights granted to MHR as a secured party by the Issuer with respect to certain intellectual property licensed to Novo by the Issuer under the Novo License Agreements and (ii) if MHR exercises its rights under the Loan Agreement and the Security Agreement to foreclose on certain patents owned by the Issuer and licensed to Novo under the Novo License Agreements, MHR, Novo and the Issuer (if and as applicable) agree to negotiate in good faith to enter into (and use commercially reasonable efforts to negotiate with a transferee of such foreclosed patent to agree to negotiate and enter into) a license agreement with respect to the foreclosed patents on the terms described in the Agreement.  Novo required that the execution by MHR of the Agreement be a condition to Novo’s execution of, and the effectiveness of, the Insulin License Agreement.

The foregoing discussion of the Agreement and the Novo License Agreements are qualified in their entirety by reference to the full text of the Agreement and the Novo License Agreements attached as Exhibits 1 through 3 of Item 7 to this Statement and incorporated into this Item 4 by reference.

Page 10 of 13 Pages
Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010, which disclosed that there were 51,889,102 Shares outstanding as of November 1, 2010.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 8,400,626 Shares (approximately 15.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 5,006,013 Shares held for the account of Master Account, (B) 2,122,000 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (C) 1,272,613 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 1,144,993 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 680,826 Shares held for the account of Capital Partners (100), (B) 290,135 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (C) 174,032 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.

(iii) Advisors may be deemed the beneficial owner of 9,545,619 Shares (approximately 17.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 5,006,013 Shares held for the account of Master Account, (2) 2,122,000 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (3) 1,272,613 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 680,826 Shares held for the account of Capital Partners (100), (2) 290,135 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 174,032 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 5,641,147 Shares (approximately 10.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,412,718 Shares held for the account of Institutional Partners II, (B) 1,843,722 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,384,707 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 14,211,767 Shares (approximately 23.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,078,370 Shares held for the account of Institutional Partners IIA, (B) 4,644,896 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 3,488,501 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 19,852,914 Shares (approximately 31.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 2,412,718 Shares held for the account of Institutional Partners II, (2) 1,843,722 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,384,707 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (B) (1) 6,078,370 Shares held for the account of Institutional Partners IIA, (2) 4,644,896 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 3,488,501 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vii) Fund Management may be deemed the beneficial owner of 29,398,533 Shares (approximately 43.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(viii) Dr. Rachesky may be deemed the beneficial owner of 29,532,831 Shares (approximately 43.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 115,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

Page 11 of 13 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 8,400,626 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 8,400,626 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 1,144,993 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 1,144,993 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 9,545,619 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 9,545,619 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 5,641,147 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 5,641,147 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 14,211,767 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 14,211,767 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 19,852,914 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 19,852,914 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 29,398,533 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 29,398,533 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 29,532,831 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 29,532,831 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) None

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 12 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 above and Exhibits 1, 2 and 3 to this Statement are incorporated into this Item 6 by reference.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1

Amended and Restated Agreement, dated as of December 20, 2010 by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP and Novo Nordisk A/S

2

Development and License Agreement, dated as of June 21, 2008, between Emisphere Technologies, Inc. and Novo Nordisk A/S (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2008, filed August 11, 2008)

3

Development and License Agreement, dated as of December 20, 2010, between Emisphere Technologies, Inc. and Novo Nordisk A/S (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed December 21, 2010)

Page 13 of 13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 22, 2010	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact